UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Re-Compliance of Nasdaq Listing Rule 5550(a)(2)

As previously reported, on April 26, 2024, SIMPPLE LTD. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from March 14, 2024 to April 25, 2024, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2)(the “Rule”), to maintain a minimum bid price of $1 per share. The Company was provided 180 calendar days, or until October 23, 2024, to regain compliance.

As previously reported, on October 24, 2024, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, the Company has not regained compliance with the Rule and was not eligible for a second 180 day period.

On December 5, 2024, the Company received notification from Nasdaq that the Company has regained compliance on December 2, 2024 with Nasdaq Listing Rule 5550(a)(2).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date:	December 16, 2024	By:	/s/ Schroeder Norman
		Name:	Schroeder Norman
		Title:	Chief Executive Officer and Director

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